SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

NOTICE TO THE MARKET

Replacement of Officers

Companhia de Saneamento Básico do Estado de São Paulo – SABESP ("Company" or "Sabesp"), hereby informs its shareholders and the market in general that its Board of Directors – in a meeting held on June 7 of 2022 – elected Mr. Antonio Carlos Teixeira for the position of Regional Systems Officer, replacing Mrs. Mônica Ferreira do Amaral Porto until the end of the term of office in June, 2023.

Mr. Teixeira holds a degree in mechanical engineering from Universidade Estadual Paulista (UNESP), a postgraduate degree in Environmental Management from Faculdade Metrocamp and an MBA in Environmental Sanitation from Fundação Escola de Sociologia e Política de São Paulo (FESPSP). Mr. Teixeira has worked at Sabesp since 1982, and served as Technical Sector Manager of the Hortolândia Division (from 1997 to 2004), Manager of the Hortolândia Division (from 2007 to 2011), Head of the Capivari/Jundiaí Business Unit (since 2011).

Additionally, the Company informs that Mr. Adriano Cândido Stringhini is no longer the Corporate Management Officer. Mr. Osvaldo Garcia, Chief Financial Officer and Investor Relations Officer will be cumulatively responsible for the Corporate Management Office.

The Company thanks the Executives for all contribution and dedication during the period they served on the Board of Executive Officers and wishes then success in their new journeys.

São Paulo, June 8, 2022.

Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 09, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.